SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 1-11823
|X|   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |  |   Form 10-Q    |  |   Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	PAB Bankshares, Inc. 3250 North Valdosta Road Valdosta, Georgia 31602

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     PAB Bankshares, Inc. (the œCompany) requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the œ2001 Form 10-K) in order to reflect a restatement of earnings which is required as a result of the Federal Reserve™s annual examination of the Company. As part of the Federal Reserve™s annual review, it required the Company to increase its loan loss reserve for the fourth quarter of fiscal 2001 by approximately $7.2 million more than the $3.0 million for which the Company had planned (for a total increase in loan loss reserves for the fourth quarter of fiscal 2001 of approximately $10.2 million). As a result of the timing and results of the Federal Reserve™s review, the Company can not timely file its 2001 Form 10-K without unreasonable effort or expense. The Company expects to file its 2001 Form 10-K by the first business day following the fifteenth calendar day after the original due date, as allowed by Rule 12b-25.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Michael E. Ricketson	229	241-2775

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the fiscal year ended December 31, 2001, the Company expects to report a net income of approximately $148,000 or $0.02 per basic share as compared to net income of approximately $5,726,000 or $0.60 per basic share, in 2000. The primary reason for the change in performance is the requirement by the Federal Reserve that the Company increase its loan loss reserves for the fourth quarter of fiscal 2001 by approximately $7.2 million more that the $3.0 million for which the Company had planned (for a total increase in loan loss reserves in the forth quarter of fiscal 2001 of approximately $10.2 million).

PAB Bankshares, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2002	By:	/s/ Michael E. Ricketson Michael E. Ricketson President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).